

News Release
B2Gold Corp. Provides an Update on its Operations and COVID-19 Response Plan

Vancouver, British Columbia, March 23, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("**B2Gold**" or the "**Company**") announces that it is continuing with its comprehensive COVID-19 response plan and to date has not experienced any incidents of the COVID-19 virus at its sites or corporate offices. The Company continues to operate its mines in Mali (Fekola) and Namibia (Otjikoto), with a temporary suspension of mining but continued milling at its mine in the Philippines (Masbate). In addition, the Company is moving its ongoing expansion and development projects forward with certain restrictions and delays experienced by individual project. The Company expects to meet or exceed its budgeted consolidated gold production for the first quarter of 2020.

The Masbate Mine expects to meet its budgeted gold production estimate for the first quarter of 2020. Based on a temporary shortage of fuel, the Masbate Mine has temporarily suspended mining activities (beginning on March 21, 2020), however the mill is continuing to operate and process material from stockpiles. The temporary fuel shortage is due to new regulations imposed by the Philippine Government related to the COVID-19 virus to ensure that all materials, including fuel, arriving on Masbate island via transport are not contaminated with COVID-19. A key component of the new regulations relate to the screening and certification of the crews transporting the materials, in order to ensure that delivery of fuel and other essential supplies to Masbate Island can be appropriately certified for delivery. The Philippine Federal Government has also issued a Memorandum from the Executive Secretary on March 16, 2020, which states that essential supplies should be allowed to continue to be shipped. The Company expects to provide an update on the Masbate Mine operations, including supply deliveries, later in the week. The current plan is for the mill at the Masbate Mine to continue to operate. The Company's intention is to recommence mining once fuel supplies have been restored.

The Fekola Mine continues to operate without impediments to mining or milling and expects to meet or exceed its budgeted gold production estimate for the first quarter of 2020. All supply lines remain open and the site continues to receive supplies critical to operating at full capacity. In addition, Fekola has also built up a significant reserve of stockpiles that it can comfortably process through the second quarter of 2020 without a significant change to its annual guidance. Barring any unforeseen work stoppages due to COVID-19, including consumable supply disruption, the Company expects to meet its 2020 gold production and cost guidance at the Fekola Mine. The expansion of the Fekola mill continues and is expected to be completed by the end of the third quarter of 2020. The mining fleet expansion continues to perform well with the first 6040 excavator loading the five 789 trucks that were delivered to site ahead of schedule. The expansion of the tailings storage facility remains on schedule and will provide capacity for tailings disposal into 2023. The solar power plant construction continues but there is a possibility that some components

may be delayed, primarily due to shipping delays, prior to startup of the solar plant in the third quarter of 2020. This delay will not impact the 2020 forecasted annual production at the Fekola Mine.

The Otjikoto Mine expects to meet its budgeted gold production estimate for the first quarter of 2020. All supply lines remain open and the site continues to receive supplies critical to operating at full capacity. The Otjikoto Mine continues to operate without impediments to mining or milling and has a significant reserve of stockpiles that it can process through the second quarter of 2020 without a significant change to its annual guidance. Barring any unforeseen work stoppages due to COVID-19, including consumable supply disruption, the Company expects to meet its 2020 gold production and cost guidance at the Otjikoto Mine. The underground project at Wolfshag is currently in the tender review process for underground mine development and could potentially be delayed if contractors cannot mobilize to site (scheduled for mid to late second quarter of 2020). The Company does not expect that a delay to the underground project will have any impact on the 2020 or 2021 forecasted annual production at the Otjikoto Mine.

At the Gramalote Project, the Company has determined, with extensive consultation with the surrounding communities and the Colombian government, to suspend drilling off the Inferred Mineral Resource but will continue to progress the feasibility study where possible. The suspension of drilling has the potential to delay the completion of the Gramalote project feasibility study into the first quarter of 2021.

Further to the Company's news release dated March 18, 2020, the Company has been monitoring the COVID-19 outbreak and the potential impact at B2Gold's operations since mid-February and has implemented several measures and introduced additional precautionary steps to manage and respond to the risks associated with the COVID-19 virus to ensure the safety of our employees and surrounding communities where we work while continuing to operate. This plan is continually being updated based on the severity of the pandemic in areas where we operate, the safety of our workforce, global response measures, government restrictions and extensive community consultation.

Travel by B2Gold corporate personnel continues to be restricted to absolute minimum requirements, and employees in the corporate offices have been advised to work remotely, including the corporate office in Vancouver. At each of our mines in Mali, Namibia and the Philippines, and our development project in Colombia, we have implemented several control measures for dealing with the outbreak of COVID-19, including a severe restriction of access to site, pre-screening for symptoms and travel history with possible COVID-19 exposure for all employees, and mandatory quarantine periods for any new personnel having access to the site. The Company's procedures will continue to evolve according to the World Health Organization and Center for Disease Control guidelines as more becomes known about the virus, and the Company is regularly monitoring the situation and following local and national health authority requirements and recommendations. A critical care specialist has been consulting the Company on the guidelines and global implementation.

B2Gold continues to engage with local stakeholders to prevent the virus from entering the communities around our operations. Education programs are being put into place to protect the communities by promoting hygienic practices and limiting social interactions in an effort to prevent the spread of the virus.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance; statements regarding activities or achievements of B2Gold including, without limitation: consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties

and joint venture partners; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors relating to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.